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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2005
Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.    Form 20-F [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NEUROCHEM INC.
June 13, 2005

                                  By:   /S/ DAVID SKINNER
                                        ----------------------------------------
                                        David Skinner
                                        General Counsel and Corporate Secretary


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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM(Logo)]                                  Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

For further information, please contact:

Lise Hebert, PhD                                           Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------

             NEUROCHEM RECEIVES SECOND POSITIVE RECOMMENDATION FROM
                   INDEPENDENT SAFETY REVIEW BOARD TO CONTINUE
                    PHASE III CLINICAL TRIAL FOR ALZHEMED(TM)

LAVAL, CANADA, JUNE 13, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that its Independent Safety Review Board (ISRB) has issued a second recommendation to continue the Company's North American Phase III clinical trial for Alzhemed(TM), an investigational product candidate for the treatment of Alzheimer's Disease (AD).

"This additional positive recommendation by the Independent Safety Review Board, reinforces our previous findings on the safety and tolerability of Alzhemed(TM)," said Denis Garceau, PhD, Senior Vice President, Drug Development. "Over 900 patients have been enrolled and the trial is on track for completion as planned."

Neurochem's ISRB for Alzhemed(TM) is made up of independent medical experts who monitor and evaluate the safety of patients taking part in the Alzhemed(TM) Phase III clinical trial in North America. The recommendation by the ISRB members was based on their recent review of the safety data from 742 patients who have been treated with the medication for an average of 12 weeks. After reviewing the safety information, the ISRB concluded that the trial should continue as planned.

ABOUT ALZHEMED(TM)

Alzhemed(TM) is an orally administered, small organic molecule that has been specifically designed to modify the course of AD through its anti-amyloid activity. As part of a "disease modifying" novel class of product candidates, Alzhemed(TM) is expected to act at two levels: by preventing and stopping the formation and the deposition of amyloid fibrils in the brain and by binding to soluble Aa protein to reduce the amyloid-induced toxicity on neuronal and brain inflammatory cells associated with amyloid build-up in AD.

Alzhemed(TM) has entered into a multicenter, randomized, double-blind, placebo-controlled, three-armed, parallel-design Phase III clinical trial; 68 clinical centers have been enrolled in North America. The study will include some 950 patients who will receive study medication over a period of 18 months. The Company anticipates launching its Phase III trial in Europe in fall 2005.




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ABOUT ALZHEIMER'S DISEASE

AD is a leading cause of death in older people. The disease is characterized by the progressive death of nerve cells in the brain, making it difficult for the neuronal signals to be transmitted properly. A person with AD experiences problems with memory, judgment, thinking, and eventually with motor functions, which makes it hard for the person to participate in day-to-day activities.

According to the National Institute on Aging's "Progress Report on Alzheimer's Disease, 2000," AD is the most common cause of dementia among people aged 65 and older. Scientists estimate that up to four and a half million people in the United States currently suffer with the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age
65. It is also estimated that approximately 360,000 new cases (incidence) will occur each year and that this number will increase as the population ages.

In a 2000 report, the Biotechnology Industry Organization estimated that in the United States the total cost of AD has been estimated at US$100 billion per year.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded and preliminary results were issued in April and June 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
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Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.